UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

Reservoir Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76119X 10 5

(CUSIP Number)

Ryan P. Taylor

c/o Richmond Hill Investment Co., LP

375 Hudson Street, 12th Floor

New York, New York 10014

212-989-2700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1.	Names of Reporting Persons ER Reservoir LLC
2.	Check the Appropriate Box if a member of a Group (see instructions)	(a) ☐ (b) ☐ **
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,592,793 [See Preliminary Note]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,592,793 [See Preliminary Note]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,592,793 [See Preliminary Note]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 21.2% [See Preliminary Note]
14.	Type of Reporting Person (See Instructions) OO

**The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares (as defined in the Preliminary Note). The reporting persons do not affirm the existence of such a group. See Preliminary Note and Items 2, 4 and 5.

SCHEDULE 13D
1.	Names of Reporting Persons Richmond Hill Investments, LLC
2.	Check the Appropriate Box if a member of a Group (see instructions)	(a) ☐ (b) ☐ **
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,592,793 [See Preliminary Note]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,592,793 [See Preliminary Note]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,854,775 [See Preliminary Note]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.4% [See Preliminary Note]
14.	Type of Reporting Person (See Instructions) IA

** The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares. The reporting persons do not affirm the existence of such a group. See Preliminary Note and Items 2, 4 and 5.

SCHEDULE 13D
1.	Names of Reporting Persons Richmond Hill Investment Co., LP
2.	Check the Appropriate Box if a member of a Group (see instructions)	(a) ☐ (b) ☐ **
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,592,793 [See Preliminary Note]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,592,793 [See Preliminary Note]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,738,018 [See Preliminary Note]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 5.8% [See Preliminary Note]
14.	Type of Reporting Person (See Instructions) PN, IA

** The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares. The reporting persons do not affirm the existence of such a group. See Preliminary Note and Items 2, 4 and 5.

SCHEDULE 13D
1.	Names of Reporting Persons Richmond Hill Capital Management, LLC
2.	Check the Appropriate Box if a member of a Group (see instructions)	(a) ☐ (b) ☐ **
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,592,793 [See Preliminary Note]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,592,793 [See Preliminary Note]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,738,018 [See Preliminary Note]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 5.8% [See Preliminary Note]
14.	Type of Reporting Person (See Instructions) OO

** The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares. The reporting persons do not affirm the existence of such a group. See Preliminary Note and Items 2, 4 and 5.

SCHEDULE 13D
1.	Names of Reporting Persons Essex Equity Holdings, LLC
2.	Check the Appropriate Box if a member of a Group (see instructions)	(a) ☐ (b) ☐ **
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,592,793 [See Preliminary Note]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,592,793 [See Preliminary Note]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,854,775 [See Preliminary Note]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.4% [See Preliminary Note]
14.	Type of Reporting Person (See Instructions) OO

** The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares. The reporting persons do not affirm the existence of such a group. See Preliminary Note and Items 2, 4 and 5.

SCHEDULE 13D
1.	Names of Reporting Persons Ryan P. Taylor
2.	Check the Appropriate Box if a member of a Group (see instructions)	(a) ☐ (b) ☐ **
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,592,793 [See Preliminary Note]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,592,793 [See Preliminary Note]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,738,018 [See Preliminary Note]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 5.8% [See Preliminary Note]
14.	Type of Reporting Person (See Instructions) IN, HC

** The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares. The reporting persons do not affirm the existence of such a group. See Preliminary Note and Items 2, 4 and 5.

SCHEDULE 13D
1.	Names of Reporting Persons John D. Liu
2.	Check the Appropriate Box if a member of a Group (see instructions)	(a) ☐ (b) ☐ **
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 13,592,793 [See Preliminary Note]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 13,592,793 [See Preliminary Note]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,854,775 [See Preliminary Note]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 15.4% [See Preliminary Note]
14.	Type of Reporting Person (See Instructions) IN, HC

** The reporting persons making this filing may be deemed to be a group with other persons beneficially owning Shares. The reporting persons do not affirm the existence of such a group. See Preliminary Note and Items 2, 4 and 5.

Preliminary Note:

The Reporting Persons (as defined below) are filing this Schedule 13D with respect to the common stock, par value $0.0001 per share (the "Shares"), of Reservoir Media, Inc. (the "Company"). As of the date hereof, the Fund (as defined below) is the owner of 13,592,793 Shares.

The Reporting Persons are filing this Schedule 13D to report their respective beneficial ownership of Shares. All numbers and percentages contained in this Schedule 13D represent beneficial ownership of Shares, unless stated otherwise. All percentages were calculated based on the 64,069,253 Shares outstanding as of July 28, 2021 (as reported by the Company in its Current Report on Form 8-K filed with the SEC on July 28, 2021 (the "Form 8-K")). The percentages do not assume the exercise of other securities held by any persons. The Reporting Persons do not take responsibility for the accuracy of the information provided in the Form 8-K nor the accuracy of the percentages calculated based on such information.

Item 1	Security and Issuer

This statement relates to the Shares of the Company. The Company's principal offices are located at 888 San Clemente Drive, Suite 400, Newport Beach, California 92660.

Item 2	Identity and Background

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

i.	ER Reservoir LLC, a Delaware limited liability company (the "Fund"), with respect to the Shares beneficially owned by it;

ii.	Richmond Hill Investments, LLC, a Delaware limited liability company and a manager (the "RHI Manager") of the Fund, with respect to the Shares that may be deemed to be beneficially owned by the RHI Manager;

iii.	Richmond Hill Investment Co., LP, a Delaware limited partnership and a manager (the "RHIC Manager" and, together with the RHI Manager, the "Managers") of the Fund, with respect to the Shares that may be deemed to be beneficially owned by the RHIC Manager;

iv	Richmond Hill Capital Management, LLC, a Delaware limited liability company and the general partner (the "General Partner") of the RHIC Manager, with respect to the Shares that may be deemed to be beneficially owned by the General Partner;

v.	Essex Equity Holdings, LLC, a Delaware limited liability company and a manager (the "EEH Manager") of the RHI Manager, with respect to the Shares that may be deemed to be beneficially owned by the EEH Manager;

vi.	Ryan P. Taylor, a United States citizen (the "First Individual Reporting Person") and a manager of the General Partner, with respect to the Shares that may be deemed to be beneficially owned by the General Partner; and

vii.	John D. Liu, a United States citizen (the "Second Individual Reporting Person" and, together with the First Individual Reporting Person, the "Individual Reporting Persons") and a manager of the EEH Manager, with respect to the Shares that may be deemed to be beneficially owned by the EEH Manager.

By virtue of the Merger Agreement, the Lockup Agreement, the Stockholders Agreement and the Amended and Restated Registration Rights Agreement (each as defined and described below), if the Reporting Persons were deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Fund, the Reporting Persons (other than the Fund), by virtue of their control of the Fund, could be deemed to have become owners of the securities beneficially owned by the Fund. To the extent the Reporting Persons consider themselves a group, each Reporting Person is solely responsible for the information with respect to it contained in this Schedule 13D. See Items 4 and 5 for additional information regarding the Shares which the Reporting Persons may be deemed to beneficially own. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is a member of such a group with any other Reporting Person(s), and each Reporting Person (other than the Fund) expressly declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

(b) The address of the principal business office of each Reporting Person is:

c/o Richmond Hill Investment Co., LP

375 Hudson Street, 12th Floor

New York, New York 10014

(c) The principal business of the Fund is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of each of the Managers is that of an investment adviser. The principal business of the EEH Manager is to serve as a manager of the RHI Manager. The principal business of each of the Individual Reporting Persons is to serve as a manager of the General Partner or the EEH Manager, as applicable, and other investment vehicles.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information set forth in Row 6 of each cover page hereto is hereby incorporated herein by reference.

Item 3	Source and Amount of Funds or Other Consideration

The net investment cost for the Shares beneficially owned by the Fund is $70,228,146. The consideration for such acquisitions was obtained for the Fund from working capital.

Item 4	Purpose of the Transaction

Transaction Overview

As further described below, on July 28, 2021 (the "Closing Date"), in connection with the Business Combination (as defined below), the Fund acquired the Shares as to which this Schedule 13D relates.

Merger Agreement

On April 14, 2021, the Company, Roth CH II Merger Sub Corp. (the "Merger Sub") and Reservoir Holdings, Inc. ("Reservoir") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Merger Sub merged with and into Reservoir, with Reservoir surviving as a wholly owned subsidiary of the Company, and the securityholders of Reservoir becoming securityholders of the Company (the "Business Combination") on the Closing Date.

This summary of the Merger Agreement is qualified in its entirety by the full terms and conditions of the Merger Agreement, a copy of which is attached as Annex A to the Company’s Proxy Statement filed with the SEC on July 8, 2021 (the "Proxy"), and which is hereby incorporated herein by reference.

Lockup Agreement

On April 14, 2021, contemporaneously with the execution of the Merger Agreement, the Company and certain stockholders and executive officers of Reservoir (such stockholders and executive officers of Reservoir, the "Lockup Parties") entered into the lockup agreement (the "Lockup Agreement"), pursuant to which each Lockup Party agreed to transfer restrictions that apply to any Shares received by such Lockup Party pursuant to the Merger Agreement.

Stockholders Agreement

In connection with the execution of the Merger Agreement, the Company entered into the stockholders agreement, dated as of April 14, 2021 (the "Stockholders Agreement"), with CHLM Sponsor-1 LLC (the "Sponsor") and Reservoir. The Stockholders Agreement will become effective upon the consummation of the Business Combination. Pursuant to the terms of the Stockholders Agreement, for a period of two years following the Closing Date, the Company will be obligated to nominate an individual for election to the Company's board of directors, or any committee thereof, that is mutually selected by the Sponsor and the Company. In addition, pursuant to the Stockholders Agreement, for a period of two years following the Closing Date, the Sponsor has agreed to vote, or cause to be voted, at any meeting of the Company's stockholders called for the purpose of electing the applicable class of directors all of the Shares held by the Sponsor in favor of the election of an individual mutually selected by the Sponsor and the Company.

Amended and Restated Registration Rights Agreement

In connection with the execution of the Merger Agreement, the Company entered into the amended and restated registration rights agreement, dated as of April 14, 2021 (the "Amended and Restated Registration Rights Agreement"), which became effective upon the consummation of the Business Combination. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, on the Closing Date, the Fund was granted certain rights to registration of the Shares.

Board Member

As a designee of Reservoir, Ryan P. Taylor has been elected as a Class III director of the Board of Directors of the Company.

Investment Purpose

The purpose of the acquisition of the Shares is for investment, and the acquisition of the Shares by the Fund was made in the ordinary course of business and was not made for the purpose of acquiring control of the Company.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Shares or other securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or other securities or transfer or dispose of any or all of its Shares or other securities depending upon an ongoing evaluation of the investment in the Shares or other securities (as applicable), prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares or other securities which it may hold at any point in time.

Also, consistent with their investment intent, certain Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the Board of Directors of the Company or other persons regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The descriptions of the foregoing agreements relating to the Business Combination are based solely on the information presented by the Company in the Proxy and the Reporting Persons disclaim any responsibility for the accuracy or completeness of such information.

Item 5	Interest in Securities of the Issuer

(a), (b) The information set forth in Rows 7 through 13 of each cover page hereto is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 64,069,253 Shares outstanding as of the Closing Date, July 28, 2021 (as reported by the Company in the Form 8-K).

The Shares reported hereby for the Fund are beneficially owned by the Fund. Each of the Managers, as a manager of the Fund, the EEH Manager, as a manager of the RHI Manager, and each of the Individual Reporting Persons, as a manager of the General Partner or the EEH Manager, as applicable, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Fund. Each Reporting Person (other than the Fund) expressly declares that this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

If the Reporting Persons were deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act, the group would be deemed to beneficially own an aggregate of 13,592,793 Shares, or approximately 21.2% of the outstanding Shares. The Reporting Persons disclaim the existence of a group with the Fund.

(c) On the Closing Date, pursuant to the Merger Agreement, the Fund acquired from the Company 13,592,793 Shares in connection with the Business Combination. During the last 60 days, no other transaction in the Shares was effected by any Reporting Person.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Merger Agreement, the Lockup Agreement, the Stockholders Agreement and the Amended and Restated Registration Rights Agreement set forth in Item 4 are qualified in their entirety by reference to the full text of each such document, which are hereby incorporated herein by reference.

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7	Material To Be Filed As Exhibits

There is filed herewith as Exhibit 1 a Joint Filing Agreement by and among the Reporting Persons.

The Merger Agreement filed as Annex A to the Proxy is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 29, 2021

ER RESERVOIR LLC

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor
Title: Managing Director

RICHMOND HILL INVESTMENTS, LLC

By: Essex Equity Holdings, LLC, as Manager

By:	/s/ John D. Liu
Name: John D. Liu
Title: Manager

RICHMOND HILL INVESTMENT CO., LP

By: Richmond Hill Capital Management, LLC, as General Partner

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor
Title: Manager

RICHMOND HILL CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor
Title: Manager

ESSEX EQUITY HOLDINGS, LLC

By:	/s/ John D. Liu
Name: John D. Liu
Title: Manager

RYAN P. TAYLOR

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor

JOHN D. LIU

By:	/s/ John D. Liu
Name: John D. Liu

Exhibit Index

Exhibit	Description of Exhibit

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Date: July 29, 2021

ER RESERVOIR LLC

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor
Title: Managing Director

RICHMOND HILL INVESTMENTS, LLC

By: Essex Equity Holdings, LLC, as Manager

By:	/s/ John D. Liu
Name: John D. Liu
Title: Manager

RICHMOND HILL INVESTMENT CO., LP

By: Richmond Hill Capital Management, LLC, as General Partner

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor
Title: Manager

RICHMOND HILL CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor
Title: Manager

ESSEX EQUITY HOLDINGS, LLC

By:	/s/ John D. Liu
Name: John D. Liu
Title: Manager

RYAN P. TAYLOR

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor

JOHN D. LIU

By:	/s/ John D. Liu
Name: John D. Liu